UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: November 16, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) the New Notes.

Applying this requirement with respect to Morris Publishing's monthly period ending October 31, 2010, Morris Publishing redeemed $1,993,421 in principal amount of the New Notes on November 18, 2010, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On November 16, 2010, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $1,993,421 of the New Notes will be redeemed on the November 18, 2010 Excess Cash Flow Payment Date.

The table below summarizes all of the principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding		Principal Redeemed		Interest Paid		Ending Principal Outstanding	Payment Date
Quarterly interest payment	$	100,000	$	-	$	833	$	100,000	4/1/10
Excess cash-Tranche A repayment		100,000		3,211		21		96,789	4/23/10
Excess cash-Tranche B refinance		96,789		1,760		24		95,029	5/21/10
Excess Free Cash Flow-May		95,029		1,016		22		94,013	6/17/10
Quarterly interest payment		94,013		-		2,350		94,013	7/1/10
Excess Free Cash Flow-June		94,013		2,803		14		91,210	7/19/10
Excess Free Cash Flow-July		91,210		-		-		91,210	8/24/10
Excess Free Cash Flow-August		91,210		1,094		24		90,116	9/17/10
Quarterly interest payment		89,692		-		2,254		89,692	10/1/10
Excess Free Cash Flow-September		90,116		424		2		89,692	10/19/10
Excess Free Cash Flow-October	$	89,692		1,993		27	$	87,699	11/18/10
Total-year to date			$	12,301	$	5,572			

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 18, 2010**   **MORRIS PUBLISHING GROUP, LLC**

                                   By: **/s/ Steve K. Stone**
                                          Steve K. Stone
                                          Senior Vice President and Chief Financial Officer